Exhibit 2

Fidelity Bond Resolutions

February 2009 Board Meeting

After discussion, upon motion duly made, seconded and unanimously carried by the Board of each Fund, it was

RESOLVED, That this Board hereby approves the type and form (Investment Company Blanket Bond, obtained from ICI Mutual Insurance Company) of the Fidelity Bond to be maintained by the Fund jointly with the other investment companies advised by Morgan Stanley Investment Advisors Inc., now or in the future (referred to collectively herein as the “Participating Funds”) in accordance with the Investment Company Act of 1940 and Rule 17g-1 thereunder, and hereby further approves that said Fidelity Bond shall be in an amount at least equal to the sum of the total amount of coverage which each Participating Fund would have been required to provide and maintain individually pursuant to the schedule contained in Rule 17g-1(d)(1), such amount to be monitored and determined on a continuous basis for each Participating Fund by Morgan Stanley Investment Advisors Inc., and approves all increases in the amount of said Fidelity Bond so determined; and further

RESOLVED, That this Board hereby approves the renewal of the Investment Company Blanket Bond with the terms and conditions as expiring and with a limit of $65 million, for a projected premium of $306,250; and further

RESOLVED, That this Board approves a premium allocation of 90% payable by the Funds and 10% payable by the Adviser for the Investment Company Blanket Bond; and further

RESOLVED, That this Board hereby approves the payment by the Funds of a portion of the total premium for the coverage of said Fidelity Bond (less the percentage paid by the Adviser), the amount of such portion to be in the proportion that the net assets of each Fund bear to the total net assets of all Participating Funds, as of a date to be selected by Management; and further

RESOLVED, That this Board hereby approves and authorizes the officers of the Fund to prepare and enter into agreements meeting the requirements of Rule 17g-1(f) under the Investment Company Act of 1940 relating to joint insured bonds covering investment companies, in substantially the same form as the present agreement among the Participating Funds; and further

RESOLVED, That this Board hereby approves and authorizes the Fund to participate in said Fidelity Bond only so long as the Board, upon consideration of the matter no less frequently than annually, shall approve the form and amount of the Bond, and the portion of the premium for said Bond to be paid by the Fund; and further

RESOLVED, That this Board hereby approves and authorizes the officers of the Fund, in the name and on behalf of the Fund, to pay such amount, as so determined, and to effect such payment out of the Fund’s assets; and further

RESOLVED, That this Board hereby determines that the Fund shall participate in the aforesaid policy only so long as this Board, including a majority of the independent members of this Board, upon annual review of the matter, determines that such participation is in the best interests of the Fund and that the Fund’s share of the applicable premiums, based upon its proportionate share of the sum of premiums that would have been paid for separate policies, is fair and reasonable to the Fund.